EXHIBIT 99.1

(An exploration company)

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars – Unaudited)
		At June 30	At December 31
	Note	2023	2022
Assets
Current assets:
Cash		$14,030	$10,309
Marketable securities	3	2,034	582
Accounts receivable		332	369
Prepaid expenses and deposits		517	602
		16,913	11,862
Non-current assets:
Restricted cash		144	144
Prepaid expenses and deposits		100	42
Property and equipment		759	931
Mineral interests	4	144,551	145,190
Investments in associates	5	40,296	42,430
		185,850	188,737
Total assets		$202,763	$200,599

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,020	$1,148
Lease liability		146	160
Flow-through share premium liability	6	3,276	-
		4,442	1,308
Non-current liabilities:
Lease liability		150	227
Provision for site reclamation and closure		4,374	4,271
Total liabilities		$8,966	$5,806

Equity:
Share capital	8	$310,365	$306,328
Share option and warrant reserve	9	21,235	20,309
Accumulated other comprehensive loss		(7)	(3)
Deficit		(137,796)	(131,841)
Total equity		$193,797	$194,793
Total liabilities and equity		$202,763	$200,599

Commitments (notes 5(c), 13)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	1

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Loss (Earnings) and Comprehensive Loss (Income)
(Expressed in thousands of Canadian dollars, except per share amounts – Unaudited)
		Three months ended June 30		Six months ended June 30
	Note	2023	2022	2023	2022
Operating expenses:
Exploration and evaluation	7	$1,826	$2,814	$2,688	$4,086
Fees, salaries, and other employee benefits		517	984	1,397	1,742
Insurance		170	193	338	386
Legal and Professional		152	378	255	614
Marketing and investor relations		218	338	388	556
Office and administration		119	76	200	212
Regulatory and compliance		113	87	178	156
		3,115	4,870	5,444	7,752

Other expense (income), net:
Accretion of provision for site reclamation and closure		32	23	66	40
Amortization of flow-through share premium	6	(613)	(1,011)	(613)	(1,414)
Foreign exchange loss		1	2	5	4
Interest expense		15	48	37	69
Interest income		(188)	(45)	(309)	(49)
Net gain on disposition of mineral interests		-	-	-	(48,390)
Net loss from associates	5	1,552	1,441	2,134	1,890
Unrealized net (gain) loss on marketable securities	3	(639)	271	(827)	226
		160	729	493	(47,624)
Loss (earnings) before taxes		3,275	5,599	5,937	(39,872)
Income tax expense (recovery)		18	(22)	18	(187)
Net loss (earnings)		3,293	5,577	5,955	(40,059)

Other comprehensive loss, net of tax

Unrealized currency loss on translation of foreign operations		3	-	4	-

Total comprehensive loss (income)		$3,296	$5,577	$5,959	$(40,059)

Loss (earnings) per share:
Basic loss (earnings) per share	12	$0.02	$0.04	$0.04	$(0.31)
Diluted loss (earnings) per share	12	$0.02	$0.04	$0.04	$(0.29)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts – Unaudited)
	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2021	125,720,950	$295,464	$18,640	$-	$(156,749)	$157,355
Total comprehensive income	-	-	-	-	40,059	40,059
Shares issued pursuant to offering, net of share issue costs	13,750,000	10,864	-	-	-	10,864
Share-based compensation	-	-	1,127	-	-	1,127
Balance at June 30, 2022	139,470,950	$306,328	$19,767	-	$(116,690)	$209,405

Balance at December 31, 2022	139,470,950	$306,328	$20,309	(3)	$(131,841)	$194,793
Total comprehensive loss	-	-	-	(4)	(5,955)	(5,959)
Shares issued pursuant to offering, net of share issue costs and flow-through premium liability (note 8)	6,076,500	4,037	-	-	-	4,037
Share-based compensation (note 9(a))	-	-	926	-	-	926
Balance at June 30, 2023	145,547,450	$310,365	$21,235	(7)	$(137,796)	$193,797

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars – Unaudited)
		Three months ended June 30		Six months ended June 30
	Note	2023	2022	2023	2022
Operating activities:
Net (loss) earnings		$(3,293)	$(5,577)	$(5,955)	$40,059
Adjusted for:
Interest income		(188)	(45)	(309)	(49)
Items not involving cash:
Net gain on disposition of mineral interests		-	-	-	(48,390)
Unrealized net (gain) loss on marketable securities	3	(639)	271	(827)	226
Depreciation		85	100	172	186
Net loss from associates	5	1,552	1,441	2,134	1,890
Amortization of flow-through share premium	6	(613)	(1,011)	(613)	(1,414)
Accretion of provision for site reclamation and closure		32	23	66	40
Share-based compensation	9	240	628	926	1,127
Interest expense		15	21	37	42
Other		-	6	-	6
Changes in non-cash working capital	11	172	750	(69)	186
Cash used in operating activities		(2,637)	(3,393)	(4,438)	(6,091)
Investing activities:
Interest received		188	45	309	49
Option payment received		-	-	50	-
Proceeds from disposition of mineral interests, net of transaction costs		-	-	-	4,479
Marketable securities additions	3	-	(60)	-	(60)
Acquisition of Universal Mineral Services Limited	5a	-	(1)	-	(1)
Change in restricted cash		-	(29)	-	(29)
Cash provided by (used in) investing activities		188	(45)	359	4,438
Financing activities:
Lease payments		(59)	(63)	(122)	(109)
Proceeds from issuance of flow-through shares, net of issuance costs	8	-	10,864	7,926	10,864
Cash (used in) provided by financing activities		(59)	10,801	7,804	10,755
Effect of foreign exchange on cash		(3)	-	(4)	-
Increase (decrease) in cash		(2,511)	7,363	3,721	9,102
Cash, beginning of the period		16,541	4,998	10,309	3,259
Cash, end of the period		$14,030	$12,361	$14,030	$12,361

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	4

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At June 30, 2023, the Company had two principal projects: Eau Claire in Quebec and Committee Bay in Nunavut, and also holds a 50.022% interest in the Eleonore South Joint Venture (“ESJV”), with the remaining 49.978% held by Newmont Corporation (“Newmont”). Additionally, the Company holds a 23.5% interest in Dolly Varden Silver Corporation (“Dolly Varden”), which owns the Kitsault project in British Columbia and a 25% interest in Universal Mineral Services Limited (“UMS”), a private shared-services provider (note 5).

Note 2: Basis of presentation

Statement of compliance

These unaudited condensed interim consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the Company’s annual consolidated financial statements (the “consolidated financial statements”) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) have been condensed or omitted herein. Accordingly, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022.

These interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 15, 2023.

Basis of preparation and consolidation

These interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the Company’s returns. The Company’s interim results are not necessarily indicative of its results for a full year.

The subsidiaries (with a beneficial interest of 100%) of the Company at June 30, 2023 were as follows:

Subsidiary	Place of incorporation	Functional currency
North Country Gold Corp. (“North Country”)	BC, Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD

(a) Company incorporated federally in Canada.

(b) Fury USA provides certain administrative services with respect to employee benefits for US resident personnel.

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	5

Investments in associates and joint arrangements

These interim financial statements also include the following joint arrangement and investments in associates:

Associates and joint arrangement	Ownership interest	Location	Classification and accounting method
Dolly Varden	23.5%	BC, Canada	Associate; equity method
UMS	25.0%	BC, Canada	Associate; equity method
ESJV	50.022%	Quebec, Canada	Joint operation

These interim financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value (note 13). All amounts are expressed in thousands of Canadian dollars unless otherwise noted. Reference to US$ are to United States dollars. All intercompany balances and transactions have been eliminated.

Segmented information

The Company’s operating segments are reviewed by the key decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates in one reportable operating segment, being the acquisition, exploration, and development of mineral resource properties, and in one geographical location, Canada.

Critical accounting estimates, judgments, and policies

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the interim financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s interim financial statements for the three months ended June 30, 2023, the Company applied the material accounting policy information and critical accounting estimates and judgments disclosed in notes 3 and 5, respectively, of its consolidated financial statements for the year ended December 31, 2022:

Application of new and revised accounting standards:

On May 7, 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes). The amendments narrow the scope of the initial recognition exemption (“IRE”) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The adoption of the new standard did not impact the financial statements of the Company.

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8 Accounting Policies, Changes in Accounted Estimates and Errors). The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The adoption of the new standard did not impact the financial statements of the Company.

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The adoption of the new standard did not impact the financial statements of the Company.

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	6

Note 3: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2021	$605
Additions	110
Unrealized net loss	(135)
Balance at December 31, 2022	$582
Additions	625
Unrealized net gain	827
Balance at June 30, 2023	$2,034

Purchases and sales of marketable securities are accounted for as of the trade date.

Note 4: Mineral interests

The Company’s resource properties are located in Canada. A summary of the carrying amounts is as follows:

	Quebec	Nunavut	British Columbia	Total
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693
Sale of Homestake Resources Corporation	-	-	(16,460)	(16,460)
Acquisition of additional ownership interest in ESJV	1,281	-	-	1,281
Option payment received	(310)	-	-	(310)
Change in estimate of provision for site reclamation and closure	(409)	395	-	(14)
Balance at December 31, 2022	$125,656	$19,534	$-	$145,190
Option payment received	(675)	-	-	(675)
Change in estimate of provision for site reclamation and closure	19	17	-	36
Balance at June 30, 2023	$125,000	$19,551	$-	$144,551

On December 12, 2022, the Company entered into an Option Agreement (“the Ophir Agreement”), pursuant to which Ophir Gold Corp. (the “Optionee”) would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three-year period, payments of which may be accelerated by the Optionee. The Company shall retain a 2% NSR on the property, three-quarters of which may be purchased by the Optionee for $1,500. The Agreement was subject to certain closing conditions, which were met on January 25, 2023. The first option payment, comprising a cash payment of $50 and 2,500,000 common shares of Ophir Gold with a fair value of $625, was received upon closing. The common shares of Ophir Gold have been classified as marketable securities (note 3). Further option payments are due on the next three anniversary dates of January 25, comprising cash payments totaling $325 and issuance of 2,500,000 additional common shares in accordance with the agreement.

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	7

Note 5: Investment in associates

(a) Acquisition of investments in associates

(i)

On February 25, 2022, the Company completed the sale of Homestake Resources Corporation to Dolly Varden for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden. The Company’s resulting interest in Dolly Varden represented approximately 35.3% of the issued and outstanding common shares of Dolly Varden on February 25, 2022, which has been accounted for using the equity method. The Company recognized a gain of $48,390, net of transaction costs of $589, on the date of disposition. On October 13, 2022, the Company completed the sale of 17,000,000 common shares of Dolly Varden for total gross proceeds of $6,800.

(ii)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The Company funded, in addition to its nominal investment in UMS, a cash deposit of $150 which is held by UMS for the purposes of general working capital, and which will be returned to the Company upon termination of the UMS Canada arrangement, net of any residual unfulfilled obligations. UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. Certain of the Company’s key personnel are directly employed by UMS and seconded to the Company.

(b) Summarized financial information of the Company’s investments in associates:

The carrying amounts of the Company’s investments in associates as at June 30, 2023 were as follows:

	Dolly Varden	UMS	Total
Carrying amount at December 31, 2021	$-	$-	$-
Acquisition of equity investment	60,439	151	60,590
Disposal	(12,280)	-	(12,280)
Company’s share of net loss of associates	(5,856)	(24)	(5,880)
Carrying amount at December 31, 2022	$42,303	$127	$42,430
Company’s share of net loss of associates	(2,116)	(18)	(2,134)
Carrying amount at June 30, 2023	$40,187	$109	$40,296

The fair market value of the Company’s investment in Dolly Varden as at June 30, 2023 was $44,628 based upon a closing share price of $0.75 on that date.

For the three months ended June 30, 2023, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Three months ended June 30, 2023	Dolly Varden	UMS
Cost recoveries	$-	$(1,665)
Exploration and evaluation	6,498	676
Marketing	339	-
Share-based compensation	485	-
Administrative and other	(714)	1,022
Net loss of associate, 100%	6,608	33
Company’s share of net loss of associates	$1,543	$8

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	8

For the six months ended June 30, 2023, the Company’s equity share of net loss of the Company’s associates on a 100% basis were as follows:

Six months ended June 30, 2023	Dolly Varden	UMS
Cost recoveries	$-	$(3,220)
Exploration and evaluation	7,297	1,167
Marketing	747	-
Share-based compensation	904	-
Administrative and other	97	2,124
Net loss of associate, 100%	9,046	71
Company’s share of net loss of associates	$2,116	$18

The Company’s equity share of net assets of associates at June 30, 2023 is as follows:

	Dolly Varden	UMS
Current assets	$23,783	$782
Non-current assets	154,750	2,609
Current liabilities	(6,426)	(1,546)
Non-current liabilities	-	(1,409)
Net assets, 100%	172,107	436
Company’s equity share of net assets of associate	$40,187	$109

(c) Services rendered and balances with UMS

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Exploration and evaluation	$286	$252	$582	$303
General, marketing and administration	221	238	462	356
Total transactions for the period	$507	$490	$1,044	$659

The outstanding balance owing at June 30, 2023, was $118 (December 31, 2022 – $240) which is included in accounts payable and accrued liabilities.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at June 30, 2023, the Company expects to incur approximately $489 in respect of its share of future rental expense of UMS for the remaining 8 years.

The Company issues share options to certain UMS employees, including key management personnel of the Company (note 10). The Company recognized a share-based compensation expense of $24 and $248 for the three and six months ended June 30, 2023 in respect of share options issued to UMS employees (June 30, 2022 - $96 and $134).

Note 6: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	9

The flow-through share funding and expenditures, along with the corresponding impact on the flow-through share premium liability, were as follows:

Quebec	Flow-through funding and expenditures	Flow-through Premium liability
Balance at December 31, 2021	$7,290	$3,124
Flow-through eligible expenditures	(7,290)	(3,124)
Balance at December 31, 2022	$-	$-
Flow-through share issuance (note 8)	8,750	3,889
Flow-through eligible expenditures	(1,380)	(613)
Balance at June 30, 2023	$7,370	$3,276

On March 23, 2023, the Company completed an offering (note 8) and raised $8,750 through the issuance of 6,076,500 common shares designated as flow-through shares. The flow-through proceeds will be used for mineral exploration in Quebec. The Company is committed to incur the full exploration expenditures of $8,750 before December 31, 2024.

Note 7: Exploration and evaluation costs

For the three and six months ended June 30, 2023 and 2022, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$158	$11	$169
Exploration drilling	344	-	344
Camp cost, equipment, and field supplies	300	49	349
Geological consulting services	-	2	2
Permitting, environmental and community costs	146	49	195
Expediting and mobilization	6	-	6
Salaries and wages	491	4	495
Fuel and consumables	91	-	91
Aircraft and travel	84	-	84
Share-based compensation	89	2	91
Three months ended June 30, 2023	$1,709	$117	$1,826

	Quebec	Nunavut	Total
Assaying	$267	$10	$277
Exploration drilling	699	-	699
Camp cost, equipment, and field supplies	319	39	358
Geological consulting services	30	2	32
Geophysical analysis	7	-	7
Permitting, environmental and community costs	63	60	123
Expediting and mobilization	4	-	4
Salaries and wages	768	20	788
Fuel and consumables	187	-	187
Aircraft and travel	144	-	144
Share-based compensation	190	5	195
Three months ended June 30, 2022	$2,678	$136	$2,814

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	10

	Quebec	Nunavut	Total
Assaying	$185	$22	$207
Exploration drilling	360	-	360
Camp cost, equipment, and field supplies	367	97	464
Geological consulting services	7	5	12
Permitting, environmental and community costs	196	93	289
Expediting and mobilization	6	-	6
Salaries and wages	844	10	854
Fuel and consumables	104	-	104
Aircraft and travel	101	-	101
Share-based compensation	285	6	291
Six months ended June 30, 2023	$2,455	$233	$2,688

	Quebec	Nunavut	Total
Assaying	$429	$28	$459
Exploration drilling	713	-	713
Camp cost, equipment, and field supplies	450	97	557
Geological consulting services	6	4	10
Geophysical analysis	127	-	127
Permitting, environmental and community costs	92	119	211
Expediting and mobilization	6	-	6
Salaries and wages	1,211	34	1,246
Fuel and consumables	267	-	267
Aircraft and travel	163	-	163
Share-based compensation	320	6	327
Six months ended June 30, 2022	$3,784	$288	$4,086

Note 8: Share capital

Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	11

Share issuances

Six months ended June 30, 2023:

In March 2023, the Company issued 6,076,500 flow-through shares for gross proceeds of $8,750 (“March 2023 Offering”). Share issue costs related to the March 2023 Offering totaled $824, which included $525 in commissions and $299 in other issuance costs. A reconciliation of the impact of the March 2023 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $1.44 per share	6,076,500	$8,750
Cash share issue costs	-	(824)
Proceeds net of share issue costs	6,076,500	7,926
Less: flow-through share premium liability (note 6)	-	(3,889)
Total allocated to share capital	6,076,500	$4,037

Six months ended June 30, 2022:

i.

The Company closed the “April 2022 Offering”, a non-brokered private equity placement, for gross proceeds of $11,000 and consisted of 13,750,000 common shares priced at $0.80 per share. Share issue costs related to the April 2022 Offering totaled $136.

Note 9: Share option and warrant reserve

(a) Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the three and six months ended June 30, 2023 and 2022, the share-based compensation expense was as follows:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Recognized in net loss (earnings) and included in:
Exploration and evaluation costs	$91	$195	$291	$327
Fees, salaries and other employee benefits	149	433	635	800
Total share-based compensation expense	$240	$628	$926	$1,127

During the three and six months ended June 30, 2023, the Company granted 85,000 and 2,533,425 share options, respectively (three and six months ended June 30, 2022 – 1,685,000 and 3,430,000, respectively) to directors, officers, employees, and certain consultants who provide certain on-going services to the Company, representative of employee services. The Company’s executive officer option grants are subject to vesting restrictions, representing certain performance measures to be met. As at June 30, 2023, it is not considered probable that those performance measures will be achieved, therefore those options have been excluded from the share-based compensation expense recognized.

The weighted average fair value per option of these share options for the three and six months ended June 30, 2023 was calculated as $0.36 and $0.48, respectively, using the Black-Scholes option valuation model at the grant date using the following weighted average assumptions:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Risk-free interest rate	3.44%	2.79%	2.99%	2.20%
Expected dividend yield	Nil	Nil	Nil	Nil
Share price volatility	69%	67%	68%	67%
Expected forfeiture rate	2%	15%	2%	5%
Expected life in years	5.0	5.0	5.0	5.0

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	12

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b) Share option plan

The Company maintains a rolling share option plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees, and other service providers. The share options typically vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)
Outstanding, December 31, 2021	6,751,997	$2.00
Granted	3,430,000	1.00
Expired	(608,237)	4.65
Forfeited	(693,436)	1.77
Outstanding, December 31, 2022	8,880,324	$1.44
Granted	2,978,800	0.92
Expired	(952,796)	1.63
Forfeited	(386,522)	0.89
Outstanding, June 30, 2023	10,519,806	$1.26

As at June 30, 2023, the number of share options outstanding and exercisable was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.00	7,117,284	0.92	3.93	4,658,690	0.95	3.73
$1.00 – $1.95	1,011,688	1.80	1.59	1,011,688	1.80	1.59
$2.05 – $3.26	2,390,834	2.05	2.30	2,390,834	2.05	2.30
	10,519,806	1.26	3.34	8,061,212	1.38	3.04

(c) Share purchase warrants

The number of share purchase warrants outstanding at June 30, 2023 was as follows:

	Warrants outstanding	Weighted average exercise price ($/share)
Outstanding at December 31, 2021	8,211,453	$1.27
Expired	(750,003)	1.95
Outstanding at December 31, 2022 and June 30, 2023	7,461,450	$1.20

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	13

The following table reflects the warrants issued and outstanding as of June 30, 2023:

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

Note 10: Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

The remuneration of the Company’s key management personnel was as follows:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Short-term benefits provided to executives(a)	$239	$545	$511	$777
Directors’ fees paid to non-executive directors	71	53	135	100
Share-based compensation	125	430	564	743
Total	$435	$1,028	$1,210	$1,620

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statements of financial position, and other annual employee benefits.

Note 11: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Accounts receivable	$(20)	$(93)	$37	$14
Prepaid expenses and deposits	67	231	28	183
Accounts payable and accrued liabilities	125	612	(134)	(11)
Change in non-cash working capital	$172	$750	$(69)	$186

Operating activities include the following cash (paid) received:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Income taxes refunded (paid)	$(18)	$22	$(18)	$187

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	14

Note 12: Loss (earnings) per share

For the three and six months ended June 30, 2023, and 2022, the weighted average number of shares outstanding and loss (earnings) per share were as follows:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Net loss (earnings)	$3,293	$5,577	$5,955	$(40,059)
Weighted average basic number of shares outstanding	145,547,450	136,600,071	142,794,560	131,266,530
Basic loss (earnings) per share	$0.02	$0.04	$0.04	$(0.31)
Weighted average diluted number of shares outstanding	145,547,450	136,600,071	142,794,560	139,492,021
Diluted (earnings) loss per share	$0.02	$0.04	$0.04	$(0.29)

All of the outstanding share options and share purchase warrants at June 30, 2023 were anti-dilutive for the periods then ended as the Company was in a loss position.

Note 13: Financial instruments

The Company’s financial instruments as at June 30, 2023 consisted of cash, accounts receivable, marketable securities, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a) Financial assets and liabilities by categories

	At June 30, 2023			At December 31, 2022
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$14,030	$-	$14,030	$10,309	$-	$10,309
Marketable securities	-	2,034	2,034	-	582	582
Deposits	84	-	84	25	-	25
Accounts receivable	332	-	332	369	-	369
Total financial assets	14,446	2,034	16,480	10,703	582	11,285
Accounts payable and accrued liabilities	1,020	-	1,020	1,148	-	1,148
Undiscounted lease payments	188	159	346	468		468
Total financial liabilities	$1,208	$159	$1,366	$1,616	$-	$1,616

(b) Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the period.

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	15

The Company’s financial instruments measured at fair value on a recurring basis were the Company’s marketable securities which were classified as Level 1 at June 30, 2023 (December 31, 2022 – Level 1).

During the three and six months ended June 30, 2023, there were no financial assets or financial liabilities transferred, measured, and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy.

(c) Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk and price risk. As at June 30, 2023, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at June 30, 2023, the Company had unrestricted cash of $14,030 (December 31, 2022 – $10,309), working capital surplus of $12,471 (December 31, 2022 – $10,554), which the Company defines as current assets less current liabilities, and an accumulated deficit of $137,796 (December 31, 2022 – $131,841). The Company notes that the flow-through share premium liability, which reduced the Company’s working capital by $3,276 (December 31, 2022 – nil), is not settled through cash payment. Instead, the flow-through share premium liability will be drawn down as the Company incurs exploration expenditures for the Eau Claire project. During the three and six months ended June 30, 2023, Fury Gold recognized net losses of $3,293 and $5,955, respectively, (three and six months ended June 30, 2022 – net loss of $5,577 and net earnings of $40,059). The Company expects to incur future operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At June 30 2023	At December 31 2022
Accounts payable and accrued liabilities	$1,020	$-	$-	$1,020	$1,148
Quebec flow-through expenditure requirements	-	7,370	-	7,370	-
Undiscounted lease payments	188	159	-	346	468
Total	$1,208	$7,529	$-	$8,736	$1,616

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $141 and $226 were made during the three and six months ended June 30, 2023, in respect of these mineral claims.

During the six months ended June 30, 2023, the Company entered into a drilling services contract for the 2023 exploration program. The Company has committed to a minimum 6,000 metre drilling program with the contractor of which 2,606 metre has been drilled as at June 30, 2023. The company also entered a helicopter service agreement in May 2023 with a minimum length of 120 days, starting on June 1, 2023.

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	16

Credit risk

The Company’s cash and accounts receivable are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables and a receivable from a reputable supplier of services in Canada.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i. Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	At June 30 2023	At December 31 2022
Financial assets
US$ bank accounts	$27	$1
Financial liabilities
Accounts payable	(6)	(61)
	$21	$(60)

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii. Price risk

The Company holds certain investments in marketable securities (note 3) which are measured at fair value, being the closing share price of each equity security at the date of the condensed interim consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the earnings for the period. A 10% increase or decrease in the Company’s marketable securities’ share prices would result in $203 impact on the Company’s net income.

Fury Gold Mines Limited Notes to Q2 2023 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)	17